Exhibit CO

Filing # 187593899 E - Filed 12/07/2023 03:34:10 PM

5. Plaintiffs own bona fide claims in excess of Twelve Million Dollars ($12,000,000.00) in annual salary and business expenses. Plaintiffs' agreement to settle those claims in exchange for unrestricted shares in Defendant's company is fair and equitable. Accordingly, the transaction in the Settlement Agreement of issuing unrestricted shares of Defendant to Plaintiffs to settle Plaintiffs' claims is approved. 6. The 3(a)10 settlement was done in good faith, and no parties were under duress or any negative influence to enter into this settlement agreement. 7. All parties' Board of Directors was fully advised on the matters. 8. All persons to whom it is proposed to issue securities in exchange for bona fide claims pursuant to the settlement had the right to appear; no impediment to their right was found, and they were duly served with notice to this hearing for the entry of an Order determining the fairness of the terms and conditions of the settlement. 9. Having heard and been advised, The Court fully recognizes and enforces this settlement. Thus, this action is dismissed without prejudice, and the Court shall retain jurisdiction to enforce the settlement terms. DONE AND ORDERED in Chambers at Collier County, Florida. Electronic Service List Charles Adams Beard <charlie@cbmultifamily.com> Davy Karkason <dk@transnationalmatters.com> Davy Aaron Karkason <dk@transnationalmatters.com> Davy Aaron Karkason <info@transnationalmatters.com> Davy Aaron Karkason <paralegal@transnationalmatters.com> esigned by Manalich, Ramiro in 11 - 2023 - CA - 003193 - 0001 - XX 1 2/07/2023 1 fi' 34 00 8EwsHPru

Filing # 202952733 E - Filed 07/19/2024 04:45:12 PM

shares of Defendant, MUSIC LICENSING, INC.’s common stock to be issued to Plaintiffs, JAKE P. NOCH et al. in connection with their Settlement Agreement. Neither Plaintiffs, JAKE P. NOCH et al. nor the shares of common stock of Defendant, MUSIC LICENSING, INC. issued or to be issued pursuant to the Section 3(a)(10) exemption are subject to compliance with any of the provisions of Rule 144, including, but not limited to, volume limitations of the sales thereof and any affiliate restrictions of Plaintiffs, JAKE P. NOCH et al. with Defendant, MUSIC LICENSING, INC. b. The Section 3(a)(10) exemption is to be applied to previous transactions issuance transactions by Defendant, MUSIC LICENSING, INC. to plaintiffs, JAKE P. NOCH et al. and their respective affiliates. Amounts previously realized under any sale transactions of shares of common stock of Defendant, MUSIC LICENSING, INC. will be deducted from the current amounts outstanding under the Settlement Agreement and/or future balances as one - time deductions of the current amounts remaining to be satisfied by the Settlement Agreement and the Section 3(a)(10) exemption. Issuances by Defendant, MUSIC LICENSING, INC. of shares of its common stock under the Settlement Agreement pursuant to the exemption from registration under the Act provided by Section 3(a)(10) do not need to be accomplished in limited tranches, and there is no restriction on the issuance of such shares. d. The 3(a)(10) exemption provided by this Court's Order is not linked to the public market per - share price of common stock of Defendant, MUSIC

LICENSING, INC., and is solely based on the funds realized by Plaintiffs, JAKE P. NOCH et al. from the sale of such shares. DONE AND ORDERED in Chambers at Collier County, Florida. Electronic Service List Davy Karkason <dk@transnationalmatters.com> Davy Aaron Karkason <dk@transnationalmatters.com> Davy Aaron Karkason <info@transnationalmatters.com> Davy Aaron Karkason <paralegal@transnationalmatters.com> Yann Salomon <YannS06@outlook.com>